                                                               Exhibit 99(g)(1)

                                                            FILED
Kevin J. Yourman (147159)
Vahn Alexander (167373)                                     SEP-3 PM 3:45
Behram V. Parekin (180361)
WEISS & YOURMAN                                             STEPHEN M. LOVE
10940 Wilshire Boulevard, 24th Floor                        COUNTY CLERK
Los Angeles, CA  90024                                      SANTA CLARA COUNTY
(310) 208-2800

Sandy Liebhard
BERNSTEIN, LIEBHARD &
 LIFSHITZ LLP
10 East 40th Street
New York, NY  10016
(212) 779-1414


ATTORNEYS FOR PLAINTIFF


                      SUPERIOR COURT OF THE STATE OF CALIFORNIA

                            FOR THE COUNTY OF SANTA CLARA


EDWARD ABOFF, On Behalf Of Himself And All   )    CASE NO.:
 Others Similarly Situated,                  )
                                             )    CLASS ACTION
               Plaintiff,                    )
                                             )    COMPLAINT FOR BREACH
     vs.                                     )    OF FIDUCIARY DUTIES AND
                                             )    INJUNCTIVE RELIEF
RICHARD C. ALBERDING, LOUIS GOLM,            )
NARENDRA K. GUPTA, VINITA GUPTA, STEPHEN     )    JURY TRIAL DEMAND
L. VON RUMP, DIGITAL LINK CORPORATION and    )
DOES 1-50 inclusive,                         )
                                             )
               Defendants.                   )

---------------------------------------------



                                  1
--------------------------------------------------------------------------
COMPLAINT FOR BREACH OF FIDUCIARY DUTIES AND INJUNCTIVE RELIEF


   [ILLEGIBLE] CASE MANAGEMENT SYSTEM

TEAM: Sponkler CMC DATE: JAN 04 2000 @ 10 AM

CMC NOTICE:                   BY: [ILLEGIBLE]
           ------------------    --------------

     Plaintiff, by his undersigned attorneys, for his complaint against defendants, alleges upon knowledge as to himself and his own acts, and upon information and belief, as to all other matters, as follows:

     1. Plaintiff brings this action, individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Digital Link Corporation ("Digital Link" or the "Company") and who are similarly situated, to enjoin the consummation of the proposed acquisition of Digital Link by defendant Vinita Gupta ("Gupta"), through DLZ Corporation ("DLZ"). Defendant Gupta, Digital Link's founder and chief executive officer, currently owns approximately 50% of the Company. In a definitive merger agreement, defendant Gupta has offered to purchase the remaining shares of Digital Link, which she does not already own, for $10.30 a share in cash in an attempt to take the Company private. The deal is valued at approximately $41.2 million and is to take place through a tender offer commencing on September 10, 1999. Alternatively, in the event that the transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties of care, candor and loyalty, described herein, owed by all defendants.

     2. The proposed transaction and the acts of defendants constitute a breach of defendants' fiduciary duties to plaintiff and the class to take all necessary and appropriate steps to obtain the maximum value realizable for the shareholders of Digital Link.

                                       PARTIES

     3. Plaintiff Edward Aboff is, and has been since prior to the announcement of the proposed transaction described herein, the owner of shares of common stock of Digital Link.

     4. Defendant Digital Link is a California corporation headquartered at 217 Humboldt Court, Sunnyvale, CA 94089. The Company was incorporated in May of 1985 and trades on the NASDAO under the ticker symbol "DLNK." Digital Link makes, markets and supports products that provide access to private wide area networks ("WANs") based on dedicated leased lines and public WANs based on centralized switching networks such as Internet, Frame Relay, Switched Multimegabit Data Service and Asynchronous Transfer Mode. Digital Link's products allow local area network ("LAN") based internetworking devices, such as routers to access WANs and also integrate data with digitized voice and video traffic for more efficient line utilization. The Company's products are used both in the customer premise equipment environment and in the networks of interexchange carriers, Internet service providers and telephone companies. Digital Link's products are sold in North America, Europe, South America and Asia mainly through its direct sales force, value added resellers and original equipment manufacturers.

     5. Defendant Vinita Gupta ("Gupta") is the founder of the Company and has served as Chairman of the Board since its formation in May of 1985. She has also served as Chief Executive Officer of the Company from May 1985 to September 1996 and from January 1999 to the present. Defendant Gupta has further served as President of the Company from May 1985 to March 1995, from October 1995 to September 1996 and from January 1999 to the present. From March 1998 to January 1999, defendant Gupta was interim Chief Executive Officer and President of the Company. Currently, defendant Gupta owns approximately 50% of the shares of Digital Link.

     6. Defendant Richard C. Alberding ("Alberding") has served as a director of the Company since December of 1994.

     7. Defendant Louis Golm ("Golm") has served as a director of the Company since November of 1998.

     8. Defendant Narendra K. Gupta ("N. Gupta") has served as a director of the Company since 1985.

     9. Defendant Stephen L. Von Rump ("Von Rump") has served as a director of the Company since November of 1998.

     10. The true names and capacities of defendants sued herein under CALIFORNIA CODE OF CIVIL PROCEDURE Section 474 as Does 1 through 50, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

     11. Standing committees of the Board of Directors include an Audit Committee and a Compensation Committee. The Board of Directors does not have a nominating committee or any committee performing similar functions. From January 1998 to November 1998, defendant Alberding and Mr. Greg Avis (a former director) served on the Company's Audit Committee and since November 1998, defendants Alberding and Golm have served on such Committee. The Audit Committee met three times during fiscal 1998. The Audit Committee meets with the Company's independent accountants to review the adequacy of the Company's internal control systems and financial reporting procedures, reviews the general scope of the Company's annual audit and the fees charged by the independent accountants, reviews and monitors the performance of non-audit services by the Company's auditors, reviews the fairness of any proposed transaction between any officer, director or other affiliate of the Company and the Company, and after such review, makes recommendations to the full Board of Directors and performs such further functions as may be required by any stock exchange or over-the-counter market upon which the Company's Common Stock is listed.

     12. From January 1998 to July 1998, Mr. Alberding and Lance B. Boxer (a former director) served on the Company's Compensation Committee. From July 1998 to November 1998, defendant Alberding, Boxer and Alan I. Fraser (also a former director) served on this committee. From November 1998 to January 1999, defendant Alberding and Boxer served on such committee and since January 1999, defendants Alberding and Von Rump have served on the Compensation Committee.
The Compensation Committee met six times and acted by written consent one time during fiscal 1998. The Compensation Committee administers the Company's 1992 Equity Incentive Plan and 1993 Employee Stock Purchase Plan and determines the salaries and other compensation for officers and certain other employees of the Company except that during the period over which the Stock Option Committee existed, the administration of such plans and determinations regarding stock-based compensation were made by the Stock Option Committee.

     13. In July 1998, the Company established a Stock Option Committee. While it was in effect, the Stock Option Committee was responsible for decisions regarding the grant of all forms of stock compensation provided to officers, directors, employees, consultants, independent contractors and advisors of the Company and for the administration of the Company's 1992 Equity Incentive Plan and the 1993 Employee Stock Purchase Plan. From July 1998 to December 1998, defendant Alberding and Boxer served on the Company's Stock Option Committee. The Stock Option Committee was combined with the Company's Compensation Committee effective December 1998.

     14. Defendants Gupta, Alberding, Golm, N. Gupta and Von Rump (collectively the "Individual Defendants"), by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to Digital Link's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment and to act in a prudent manner and in the best interests of Digital Link's shareholders. A director is not permitted to act in his/her own self-interest to the detriment of the shareholders.

     15. Defendant Gupta, as a controlling shareholder of the Company, also stands in a fiduciary position relative to Digital Link's other shareholders, which fiduciary relationship, at all times relevant herein, required Gupta to exercise her best judgment and to act in a prudent manner and in the best interests of all of Digital Link's shareholders. A controlling shareholder is not permitted to act in its own self-interest to the detriment of the shareholders.

     16. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in such defendant's capacity as an officer and/or director or majority shareholder of Digital Link, and the liability of each arises from the fact that he, she, or it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                                JURISDICTION AND VENUE

     17.   This Court has proper jurisdiction over this action pursuant to
Section 410.10 of the CALIFORNIA CODE OF CIVIL PROCEDURE. The violations of law complained of herein occurred in this county. Furthermore, the amounts in controversy exceed the jurisdictional minimum of this Court.

     18. Venue is proper in the Superior Court of the County of Santa Clara pursuant to CALIFORNIA CODE OF CIVIL PROCEDURE Sections 395 and 395.5

                               CLASS ACTION ALLEGATIONS

     19. Plaintiff brings this action individually on his own behalf and as a class action, on behalf of all stockholders of Digital Link (except defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     20.  This action is properly maintained as a class action.

     21. The class is so numerous that joinder of all members is impracticable. As of September 1999, there were over 8,000,000 shares of Digital Link common stock outstanding. The disposition of their claims in a class action will be of benefit to the parties and the Court. The record holders of Digital Link's common stock can be easily determined from the stock transfer journals maintained by Digital Link or its agents.

     22. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action.

     23. There is a well-defined community of interests in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, INTER ALIA, the following:

          a. whether the proposed transaction is fair or unfair to the public stockholders of Digital Link;

          b. whether defendants have failed to disclose all material facts relating to the proposal including the potential positive future financial benefits which they expect to derive from Digital Link;

          c. whether defendants willfully and wrongfully failed or refused to obtain or attempt to obtain a purchaser for the assets of Digital Link at a higher price than the DLZ proposal;

          d. whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

          e. whether defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          f. whether plaintiff and the members of the Class have been damaged and what is the proper measure of damages.

     24. Plaintiff is a member of the Class and is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those they seek to represent. Plaintiff is an adequate representative of the Class.

     25. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. This Court is an appropriate forum for this dispute.

///

                               SUBSTANTIVE ALLEGATIONS

     26. Digital Link is a leading provider of high-performance, cost-effective, digital network access products for both narrowband and broadband applications. The Company offers access solutions that increase the level of intelligence at the demarcation point where LANs and WANs meet. These products are used by Internet Service Providers and carriers as infrastructure equipment, and by enterprises for connectivity to WAN services. Digital Link was founded in 1985 by Vinita Gupta, who is currently its Chairman and CEO.

     27. In 1998, Digital Link announced that it had made a commitment to rebuild itself with the goal of enhancing shareholder value, with it being a company priority to take the necessary actions to improve earnings, revenue, and market share for the long term.

     28. The Company was successful, returning to profitability in the fourth quarter of fiscal 1998, and seeing its stock price increase steadily from a 52 week low of $3.06 set in October, 1998.

     29. At close of business on January 20, 1999, Digital Link announced its fourth quarter and year end 1998 results. EPS for the fourth quarter was $.05 per share as compared to a $.05 loss the previous year. Vinita Gupta, the Chairperson & CEO, stated that "[w]e are pleased with the progress made in the last three months. We need to focus on strong and consistent execution for the long-term success of the Company."

     30. The stock price of Digital Link skyrocketed from a close of $6 on January 20, 1999 to reach a new record high of $10.25 on the news. On the same day, industry analyst Dain Rauscher upgraded Digital Link from a Neutral to a Bury rating.

     31. At close of business on April 14, 1999, Digital Link announced first quarter results with increased revenue and earnings. The press release stated that:

          For the first quarter 1999, net sales increased 5% over the first quarter of 1998 to $15,232,000 compared to $14,519,000 for the same period of the prior year.

          Net income for the first quarter of 1999 was $912,000 compared to $49,000 for the same period in 1998, AN INCREASE OF 1761%. Earnings per share for the quarter were $0.11 compared to $0.01 for the same period in 1998.

                  "It was a tremendous quarter with revenue and profit growth," said Vinita Gupta, chief executive officer and chairman of the board of Digital Link. "We experienced strong revenue growth both in our broadband products and our international market." (1)

         32. On that same day, Digital Link announced that its board had authorized a repurchase of up to 500,000 shares for cash. The press release stand that:

                  Vinita Gupta, chief executive officer and chairman of the board of directors of Digital Link noted that the Board decided to pursue this course of action after a review of the Company's financial position and investment alternatives. Ms. Gupta said, "With current market conditions, we have an opportunity to buy back our shares at what we believe are very attractive levels. Our current strong cash position allows us to implement this repurchase plan without adversely impacting our internal investment programs."

         33. On July 13, 1999, Digital Link announced financial results for its second quarter ended June 30, 1999. The Press Release stated that:

                  For the second quarter 1999, net sales increased 22% to $15,623,000, compared to net sales of $12,797,000 for the same period of the prior year. Year-to-date, net sales were $30,855,000 from $27,317,000 for the same period of the prior year, an increase of 13%.

                  Net income for the second quarter of 1999 was $904,000 compared to a net loss of $2,686,000 for the second quarter of 1998. Net income for the first six months of 1999 was $1,817,000 as compared to a net loss of $2,637,000 for the same period of the prior year.

                  Earnings per share for the quarter were $0.11, compared to a $0.29 loss per share for the same period in 1998. Year-to-date, earnings per share were $0.22, compared to a $0.28 loss per share for the first six months in 1998.

                  "I AM PLEASED WITH THE PROGRESS MADE OVER THE LAST SIX MONTHS. IN ADDITION TO IMPROVED REVENUES AND PROFITS, WE INTRODUCED SEVERAL NEW SIGNIFICANT PRODUCTS DURING THE QUARTER," SAID VINITA GUPTA, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIGITAL LINK. "ALSO, WE HAVE A NEW MANAGEMENT TEAM IN PLACE WHICH IS FOCUSED ON AGGRESSIVELY EXECUTING OUR STRATEGY."

-----------------------
(1) Emphasis added unless otherwise indicated.
                                        9

         34. Shares of Digital Link again skyrocketed on the news, going from $9.25 on the previous day to a 52 week high of $12.125 the following day. Further, this was the second quarter in a row where Digital Link had bent analysis estimates.

         35. On September 3, 1999, Digital Link announced that it had executed a definitive merger agreement with DLZ Corporation, a closely held corporation formed by Vinita Gupta, Digital Link's Chairman of the Board, CEO, and controlling shareholder. Under the terms of the agreement, DLZ will commence a tender offer for all Digital Link common stock for $10.30 in cash.

         36. Digital Link and the Individual Defendants are effectively unloading the Company at bargain prices to the detriment of Digital Link's minority shareholders and to the benefit of Vinita Gupta, owner of approximately 50% of Digital Link's outstanding shares and the Company's controlling shareholder. Defendants' intention to pursue the merger transaction is in breach of their fiduciary duties of care, candor, and loyalty owed to Digital Link's stockholders to take all necessary steps to ensure that Digital Link's stockholders will receive the maximum value realizable for their shares in any extraordinary transaction involving the Company.

         37. The intrinsic value of the equity of the Company is materially greater than the consideration proposed, taking into account, INTER ALIA, Digital Link's asset value, liquidation value, expected growth, full extent of its future earnings potential, expected increase in profitability, strength of its business, its revenues, cash flow, and earnings power. Digital Link is a very valuable, growing and desirable communications company and defendants, specifically Gupta, are attempting to exclude the minority shareholders from these future gains.

         38. The defendants' willingness to entertain the proposed offer requires them to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent short-term value to the plaintiff and the Class.

     39. Defendants, knowing all of the above, have failed to take the necessary and appropriate steps to obtain the maximum value realizable for the public shareholders of Digital Link.

     40. There is no indication that Digital Link's board of directors has taken any steps to ensure that the interests of Digital Link's stockholders, in maximizing the value of their holdings, were protected by conducting an auction for Digital Link, soliciting other offers, otherwise seeking out other potential purchasers or the highest possible bid for the Company, or exploring strategic alternatives which will obtain the highest possible price for Digital Link's stockholders or return greater or equivalent value to the plaintiff and the class.

     41. Further, by accepting the merger proposal without seeking out other purchasers, defendants have inhibited the chances of receiving competing offers. If the transaction is consummated, Digital Link's shareholders will be deprived of the opportunity for substantial gains which the Company may have realized.

     42. By reason of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

     43. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

     44. As a result of the actions of defendants, plaintiff and the Class have been and will be damaged in that they are not receiving the fair value of their Digital Link shares.

     45. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in excluding the Class from its fair proportionate share of Digital Link's assets and businesses, all to the irreparable harm of the Class.

     46.  Plaintiff and the Class have no adequate remedy of law.

                                FIRST CAUSE OF ACTION

                                AGAINST ALL DEFENDANTS
             FOR BREACH OF FIDUCIARY DUTIES OF CARE, CANDOR, AND LOYALTY


     47. Plaintiff hereby incorporates by reference the foregoing paragraphs as though fully set forth herein.

     48. By virtue of plaintiff's purchase of Digital Link's common stock, and the defendants' positions as directors and/or officers and majority shareholder of the Company, and because plaintiff reposed trust and confidence in them, the defendants owed to plaintiff fiduciary duties of care, candor and loyalty of the highest good faith, integrity and fair dealing.

     49. In taking and/or failing to take the actions heretofore alleged, defendants violated their fiduciary obligations to plaintiff.

     50. As a proximate result of defendants' aforesaid conduct, plaintiff was damaged by injury to his property, lost profits, loss of future income, and other general and specific damages.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

          (1) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

          (2) declaring that the defendants and each of them have committed or aided and abetted in a breach of their fiduciary duties to plaintiff and the other members of the Class;

          (3)  declaring the transaction to be a nullity;

          (4) preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

          (5) in the event the transaction is consummated rescinding it and setting it aside;

          (6) ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;

     39. Defendants, knowing all of the above, have failed to take the necessary and appropriate steps to obtain the maximum value realizable for the public shareholders of Digital Link.

     40. There is no indication that Digital Link's board of directors has taken any steps to ensure that the interests of Digital Link's stockholders, in maximizing the value of their holdings, were protected by conducting an auction for Digital Link, soliciting other offers, otherwise seeking out other potential purchasers or the highest possible bid for the Company, or exploring strategic alternatives which will obtain the highest possible price for Digital Link's stockholders or return greater or equivalent value to the plaintiff and the class.

     41. Further, by accepting the merger proposal without seeking out other purchasers, defendants have inhibited the chances of receiving competing offers. If the transaction is consummated, Digital Link's shareholders will be deprived of the opportunity for substantial gains which the Company may have realized.

     42. By reason of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

     43. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

     44. As a result of the actions of defendants, plaintiff and the Class have been and will be damaged in that they are not receiving the fair value of their Digital Link shares.

     45. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in excluding the Class from its fair proportionate share of Digital Link's assets and businesses, all to the irreparable harm of the Class.

     46.  Plaintiff and the Class have no adequate remedy of law.

                                FIRST CAUSE OF ACTION

                                AGAINST ALL DEFENDANTS
             FOR BREACH OF FIDUCIARY DUTIES OF CARE, CANDOR, AND LOYALTY


     47. Plaintiff hereby incorporates by reference the foregoing paragraphs as though fully set forth herein.

     48. By virtue of plaintiff's purchase of Digital Link's common stock, and the defendants' positions as directors and/or officers and majority shareholder of the Company, and because plaintiff reposed trust and confidence in them, the defendants owed to plaintiff fiduciary duties of care, candor and loyalty of the highest good faith, integrity and fair dealing.

     49. In taking and/or failing to take the actions heretofore alleged, defendants violated their fiduciary obligations to plaintiff.

     50. As a proximate result of defendants' aforesaid conduct, plaintiff was damaged by injury to his property, lost profits, loss of future income, and other general and specific damages.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

          (1) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

          (2) declaring that the defendants and each of them have committed or aided and abetted in a breach of their fiduciary duties to plaintiff and the other members of the Class;

          (3)  declaring the transaction to be a nullity;

          (4) preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

          (5) in the event the transaction is consummated rescinding it and setting it aside;

          (6) ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;

          (7) ordering defendants to permit a stockholders' committee comprised of class members and their representatives only to ensure a fair procedure, adequate procedural safe-guards, and independent input by plaintiff and the Class in connection with any transaction for the shares of Digital Link;

          (8) awarding compensatory damages against defendants, jointly and severally, in the amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          (9) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          (10) granting such other and further relief as may be just and proper.


Dated: September 3, 1999

                                   Kevin J. Yourman
                                   Vahn Alexander
                                   Behram B. Parekh
                                   WEISS & YOURMAN


                                   By: /s/ Vahn Alexander
                                      ----------------------
                                       Vahn Alexander

                                   10940 Wilshire Blvd., 24th Floor
                                   Los Angeles, California 90024
                                   Tel: (310) 208-2800

                                   Sandy Liebhard
                                   BERNSTEIN, LIEBHARD &
                                    LIFSHITZ LLP
                                   10 East 40th Street
                                   New York, NY 10016
                                   (212) 779-1414

                                   ATTORNEYS FOR PLAINTIFF

                                     JURY DEMAND

     Plaintiff demands a trial by jury of all issues so triable.


Dated: September 3, 1999

                                   Kevin J. Yourman
                                   Vahn Alexander
                                   Behram V. Parekh
                                   WEISS & YOURMAN


                                   By: /s/ Vahn Alexander
                                      ----------------------
                                       Vahn Alexander

                                   10940 Wilshire Blvd, 24th Floor
                                   Los Angeles, California 90024
                                   Tel: (310) 208-2800

                                   Sandy Liebhard
                                   BERNSTEIN, LIEBHARD &
                                    LIFSHITZ LLP
                                   10 East 40th Street
                                   New York, NY 10016
                                   (212) 779-1414

                                   ATTORNEYS FOR PLAINTIFF